UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Quarterly Results of Telefónica Group: January- September 2024	2

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA.

The financial information related to January-September 2024 contained in this document has been prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union, which do not differ for the purposes of the Telefónica Group, from IFRS as issued by the International Accounting Standards Board (IASB). The management of the Group uses a series of APM in its decision-making, in addition to those expressly defined in the IFRS, as they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed separately or as a substitute for the measures presented according to the IFRS (see the Appendix “Alternative performance measures”).
Telefónica’s management model, regional and integrated, means that the legal structure of the companies is not relevant for the release of Group financial information, and therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a business unit basis, revenue and expenses arising from invoicing among companies within Telefónica’s perimeter of consolidation for the use of the brand and management contracts have been excluded from the operating results for each business unit. This breakdown of the results does not affect Telefónica’s consolidated earnings.
The English language translation of the consolidated financial results originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

Link to detailed financial and operational data: click here.

Results presentation
The management will host a presentation (click here) to discuss the results at 10:00am CET on 7th November 2024.

For more information, please contact:
Adrián Zunzunegui (adrian.zunzunegui@telefonica.com); Isabel Beltrán (i.beltran@telefonica.com); Torsten Achtmann (torsten.achtmann@telefonica.com); ir@telefonica.com; Phone: +34 91 482 87 00
https://www.telefonica.com/en/shareholders-investors/

Telefónica Q3 2024 Financial Results                       7th November 2024
Sustained progress turns into strong FCF growth; guidance reiterated

Highlights
•Increasing competitive advantage accelerates commercial momentum
◦Unstopped pace of deployment; 5G coverage expanded in core markets to 71%, 81.6m FTTH PPs
◦Improved customer engagement, increasingly high NPS (34; +2 p.p. q-o-q; +5 p.p. y-o-y)
◦Best net adds in Spain in 6 years, churn at historic lows (0.8%)
◦Excellent results in contract, fibre and digital services in Brazil. Fibre market share +0.7 p.p. y-o-y (Aug-24)
◦Low level churn, 1.0%, in Germany on robust own-brand momentum (contract net adds +5.1% q-o-q)
•Significant progress on strategic initiatives
◦Spain wholesale uncertainties dispelled; FibreCo with Vodafone, fibre wholesale agreement with MasOrange for the long-term
◦In Brazil, migration from concession into an authorization model expected approval in Q4
◦Wholesale agreement with Lyca and contract renewal with Lebara in Germany
◦Open Gateway: Global API alliance announced (JV with Ericsson and global telecom leaders)
•Growth (y-o-y)
◦Strong underlying performance; in local currency, intact growth trends in Spain, Brazil and Germany
◦Q3 FX impact reduced revenue and EBITDA growth; still, 9M EBITDAaL*-CapEx grew +2.1% y-o-y reported
◦B2B revenue grew 2.8% in 9M, double digit growth in IT, despite FX. B2C up 0.4% in 9M
◦Customers increase (+1m q-o-q to 393m total accesses); strong growth in FTTH accesses (+11% y-o-y)
•Profitability (y-o-y)
◦Spain EBITDA* growth accelerates sequentially (+1.0%), EBITDAaL* turns into positive growth
◦Brazil EBITDA* margin at 44.6% (Q2 41.5%), very strong EBITDAaL*-CapEx (+20.7% in l.c.)
◦Germany EBITDA* margin up 1.5 p.p. 9M EBITDAaL*-CapEx +7.9%
◦Despite FX and worsened environment in Peru (non-cash impairment) Hispam EBITDAaL-CapEx flat in Q3
◦Group operating leverage improved (+0.3 p.p. vs Q3 23), industry-leading CapEx intensity (12.0% o/sales 9M)
•Sustainability
◦Accelerating FCF growth; x4.2 q-o-q, +89.5% y-o-y in Q3 and +27.7% in 9M
◦FCF largely shielded from FX volatility through natural hedging
•On track to meet full-year 2024 financial guidance, despite FX headwinds
◦9M EBITDAaL*-CapEx reported growth and 9M FCF growth above 2024 targets
◦Using guidance FX assumptions, 9M well within guidance; >1% EBITDA* growth, >2% EBITDAaL*-CapEx

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Unless stated otherwise, all y-o-y variations for the Group and OBs are reported. CapEx excludes spectrum.
(*) Adjusted: Excludes restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts

Commenting on the results, José María Álvarez-Pallete, Chairman and CEO of Telefónica, said:
“During the third quarter, our strategic focus on networks transformation continued at pace, with customers at the centre of our transformation journey, and efficiency on operational simplification continuing to drive profitable growth. We continue to take key strategic steps, such as signing new wholesale long term agreements for fibre in Spain, having as well already renewed and extended all of our existing wholesale and roaming agreements. In Brazil we expect the approval to adapt the concession to authorization model in Q4 whilst in Hispam we are exploring inorganic opportunities. Furthermore, the publication of Draghi Report on the European Union competitiveness supports our vision of a much-needed rationalization of the telecommunications sector.
To highlight in Q3, the acceleration in FCF growth as anticipated in the previous quarter, allowing to fully reaffirm our 2024 target. Group results in reported terms are negatively impacted by LatAm currencies depreciation, but all core markets maintain the same direction of travel, with improved commercial momentum and growth in local currency. Accordingly, guidance in all metrics for 2024 is reiterated.
Finally, we continue leading the sector in sustainability, achieving awards in reporting and transparency, while demonstrating positive progress in key areas such as reducing energy consumption and gender diversity”.

Outlook
On track to achieve full year 2024 guidance, despite FX headwinds. Financials and guidance for 2024 are as follows (reported1)
•Revenue -0.3% y-o-y in 9M 24 vs. 2024 target of ~1% growth y-o-y
•EBITDA* +0.4% y-o-y in 9M 24 vs. 2024 target of 1% to 2% growth y-o-y
•EBITDAaL*-CapEx +2.1% y-o-y in 9M 24 vs. 2024 target of 1% to 2% growth y-o-y
•CapEx/Revenue 12.0% in 9M 24 vs. 2024 target of up to 13%
•FCF +27.7% in 9M 24 vs. 2024 target of >10% growth y-o-y

Shareholder remuneration confirmed for 2024 and 2024-2026 period
•The second tranche of the 2023 dividend of €0.15 per share in cash was paid on 20th June 2024
•2024 dividend of €0.30 per share in cash will be paid on 19th December 2024 (€0.15) and June 2025 (€0.15)
•Reduction of share capital through the cancellation of the Company’s own shares (80,296,591) in April 2024

On track with 2023-26 Guidance. Our strategic guidelines under the GPS framework provided in 2023 Capital Markets Day is as follows (CAGR 23-26 reported1)
•Growth: Revenue ~1%; ~1.5% B2C, ~5% B2B, low-to-mid single digit decline in wholesale & partners
•Profitability: EBITDA* ~2%; EBITDAaL*-CapEx ~5%; -2 p.p. CapEx/Revenue to <12%
•Sustainability: Leverage reduction to 2.2-2.5x in 2026; >10% FCF growth

1     Criteria for 2024 and 2023-2026 guidance: reported, current FX, ex VMO2, constant perimeter, includes cost to capture (cash cost to capture, excludes non-cash provisioning and others) and excludes material non-ordinary impacts. CapEx ex-spectrum. FCF excludes spectrum and VMO2 recaps and includes, hybrid coupons and commitments.
(*) Adjusted: Excludes restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts

Telefónica Group Main KPIs

	9M 24		Q3 24
	(€m)	y-o-y % Chg	(€m)	y-o-y % Chg

Revenue	30,418	(0.3)	10,023	(2.9)
EBITDA*	9,684	0.4	3,260	(2.5)
EBITDAaL*-CapEx	4,001	2.1	1,253	(0.1)
CapEx (ex-spectrum)/Sales	12.0%	(0.6)	13.4%	(0.5)
FCF	1,030	27.7	866	89.5
Net Financial Debt	28,748	8.3
Net Income	989	(21.7)	10	(98.1)

	9M 24 (€m)	y-o-y % Chg	Q3 24 (€m)	y-o-y % Chg
Revenue	30,418	(0.3)	10,023	(2.9)
Telefónica España	9,427	1.0	3,182	1.0
Telefónica Brasil	7,268	2.2	2,308	(6.4)
Telefónica Deutschland	6,286	(0.6)	2,098	(1.6)
Telefónica Hispam	6,404	(4.8)	2,100	(6.2)
Other companies & eliminations	1,033	3.0	335	0.4
EBITDA*	9,684	0.4	3,260	(2.5)
Telefónica España	3,387	0.6	1,155	1.0
Telefónica Brasil	3,066	2.2	1,030	(5.9)
Telefónica Deutschland	2,027	3.9	694	3.0
Telefónica Hispam	1,159	(6.7)	377	(7.4)
Other companies & eliminations	45	(48.8)	3	(85.3)
EBITDAaL*	7,642	(1.3)	2,595	(3.4)
Telefónica España	2,917	(1.7)	1,001	0.1
Telefónica Brasil	2,411	2.1	825	(6.2)
Telefónica Deutschland	1,467	2.1	503	0.4
Telefónica Hispam	805	(9.7)	264	(7.5)
Other companies & eliminations	42	(50.9)	3	(87.9)
CapEx (excluding spectrum)	3,642	(4.8)	1,343	(6.3)
Telefónica España	1,106	(2.1)	386	(2.5)
Telefónica Brasil	1,182	(3.8)	414	(15.9)
Telefónica Deutschland	798	(2.3)	332	6.3
Telefónica Hispam	454	(9.9)	169	(11.1)
Other companies & eliminations	102	(30.2)	41	(2.1)

Spectrum	118	141.5	57	53.0

EBITDAaL*-CapEx (excluding spectrum)	4,001	2.1	1,253	(0.1)
Telefónica España	1,811	(1.5)	614	1.8
Telefónica Brasil	1,229	8.5	411	5.9
Telefónica Deutschland	670	7.9	171	(9.4)
Telefónica Hispam	351	(9.5)	95	(0.1)
Other companies & eliminations	(61)	(1.6)	(39)	83.0
(*) Adjusted: Excludes restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts.

	Sep 24 (thousands)	y-o-y % Chg
Total Accesses	393,068	2.2
o/ w FTTH	17,469	11.5
o/ w Contract	132,427	2.9
o/ w Pay TV	10,190	(1.1)
o/ w Wholesale	27,400	8.8

Operational, infrastructure and IT performance
Total accesses grew +2% y-o-y to 393.1m (Sep-24), with FTTH and mobile contract growing +11% and +3%, respectively.
Across our Networks and Systems, the AI-driven solutions continued progressing as we prioritise key initiatives. In Brazil, we are testing a generative AI solution to manage the security vulnerabilities in certain Cloud technologies to reduce the time and effort needed in the upgrade tasks.
Strong emphasis on partnerships, especially with Hyperscalers, to accelerate our transformation fully leveraging the current and future capabilities of AI. This collaboration will be crucial for expanding our innovation potential, exploring new opportunities, and executing new Proof of Concepts (PoCs). In parallel, we continue to assess the skills and capabilities required from our workforce to support the AI use cases already defined and the emerging technologies needed in our training and reskilling plans. In Sep-24, the GSMA launched the telecom sector's first Responsible AI (RAI) roadmap, with Telefónica playing a pivotal role in its development. Created in collaboration with industry leaders, this initiative aims to provide operators with the tools and guidance needed to adopt ethical AI principles and ensure the responsible use of AI.
We lead copper switch-off in Europe. In Spain we have accomplished more than 90% of the switch-off of our retail copper network after a massive closure in October of more than 40% of the initial 8,532 COs (4,272 closures until Sep-24, and up to 7,701 until Oct-24 after >3.4k closures in Oct-24).
Elsewhere, we continue to accelerate the FTTH and 5G deployments. Telefónica as global leader in fibre is offering an optimal carrier solution (with XGS-PON readiness) for the next 50 years. Our extensive coverage continued to increase at pace; 178.9m UBB PPs, +4% y-o-y, 81.6m FTTH PPs (+13% y-o-y), including 24.1m PP of our FibreCos (+19% y-o-y). As such, in Q3 24 total FTTH PP increased in 2.7m PP with a 41% rolled out through co-investment vehicles.
Our 5G network covers 90% of population in Spain as of Sep-24, 97% in Germany, 57% in Brazil and 68% in the UK. In addition, 5G SA is already launched in Spain (5G+, market leaders with more high-capacity nodes than the sum of the competitors), Brazil, Germany (accelerated roll-out), and the UK. This core network evolution enhances user experience and allows enterprises to implement advanced mobile connectivity services. As such, we are already generating revenue from services provided on the 5G SA network as slicing services. Worth to highlight is that our network cores are completely updated, so they can manage all types of traffic (4G, 5G NSA and 5G SA).
The GSMA Open Gateway initiative had a milestone in Q3 24, with a landmark agreement that will accelerate new monetization opportunities. The Global API alliance announced the creation of a NewCo (JV with Ericsson and global telecom leaders) that will set a single connection point Telcos to expose their Network APIs to hyperscalers and other developer platforms. This will greatly simplify the process to seamlessly integrate the APIs in the services developed.
We are actively exploring new ways to enhance our renewable energy consumption through a study called '24x7 Renewable Consumption'. This study analyses hourly energy consumption with specific generation plants in Spain, Brazil, Chile and Peru to provide a more accurate measurement of the renewable energy effectively.
Simultaneously, we are reducing energy consumption at Group level despite the strong increase of traffic. Measures such as reducing the RAN and switching off legacy, allowed us to reduce by 0.7% y-o-y when traffic increased by 10.7%. As a result, our MWh/PB ratio improved by 9% y-o-y. All these efforts are key to achieve our goal of net zero emissions by 2040 across the value chain.

Financial performance
Income Statement
FX movements had a negative impact in Q3 24, mainly due to the Brazilian reais depreciation, of -€429m in revenue and -€159m in EBITDA* (-€418m and -€156m in 9M 24). FX moves, in turn, reduced net debt by €578m in 9M 24 (€977m at net debt plus leases). At FCF level, the impact was limited (-€25m in 9M 24). The contribution to y-o-y growth from hyperinflationary countries was positive (+€51m in revenue and +€17m in EBITDA*, +€17m and +€70m in 9M 24), mainly from Argentina.
Revenue declined 2.9% y-o-y to €10,023m in Q3 24 with an FX drag of 4.2 p.p. Service revenue was down 2.2% and handset sales -9.0%. Underlying revenue growth remained solid with Spain, Brazil and Germany maintaining similar trends in local currency. In 9M 24, revenue trends remained stable at -0.3% y-o-y to €30,418m, despite FX reduced 1.4 p.p. Service revenue increased 0.7%, while handset sales declined 8.5%.
B2C revenue (€6,001m in Q3 24, 60% of total) declined 1.6% y-o-y in Q3 24 but increased 0.4% in 9M 24, reflecting our differential value propositions, high-quality service and strong brands.
B2B revenue (€2,144m in Q3 24, 21% of total) increased 0.6% y-o-y in Q3 24 and 2.8% in 9M 24, with both Corporate and SME growing y-o-y, despite the FX drag. Main markets continued to deliver double digit growth in IT revenue, which already account for 42% of 9M 24 B2B revenue, increasing its weight by 3 p.p. y-o-y.
Wholesale & Partners and Others revenue (€1,878m in Q3 24, 19% of total) declined -10.2% y-o-y in Q3 24 and -5.7% in 9M 24. Revenue trends improved in Spain and Germany, where in addition several long-term agreements were signed increasing notably the sustainability of the wholesale inflow.
Other income reached €328m in Q3 24 and €896m in 9M 24 (-16.4% y-o-y and -15.1%, affected by FX).
Operating expenses decreased 3.8% y-o-y adjusted to €7,084m in Q3 24 (-1.3% to €21,608m in 9M 24) reflecting the FX impact.
Impairments and losses on disposal of assets: €321m in Q3 24 (€337m in 9M 24) included a non-cash impairment of goodwill and other intangible assets in Peru of €314m.
Earnings before depreciation and amortisation (EBITDA)* declined by 2.5% y-o-y to €3,260m in Q3 24 with FX eroding 4.7 p.p. In local currency, Spain, Brazil and Germany maintained or improved growth trends. EBITDA* was up by 0.4% to €9,684m in 9M 24 (1.6 p.p. FX drag).
EBITDA* margin improved 0.1 p.p. y-o-y to 32.5% in Q3 24 (+0.2 p.p. y-o-y to 31.8% in 9M 24).
EBITDAaL* was down 3.4% y-o-y to €2,595m in Q3 24 and -1.3% to €7,642m in 9M 24, reflecting FX headwinds. Lease expenses y-o-y growth improved in the quarter.
Depreciation and amortisation decreased 2.9% y-o-y to €2,206m in Q3 24 (-0.8% to €6,567m in 9M 24) affected by FX.
Share of profit of investments accounted for by the equity method amounted to -€73m in Q3 24 vs -€219m in Q3 23, mainly due to the change in fair value of derivates at VMO2. In 9M 24 totalled -€55m (-€233m in 9M 23).
Net financial expenses fell 8.0% y-o-y to €453m in Q3 24 (-3.9% to €1,232m in 9M 24) mainly due to non-recurrent impacts. Debt-related interest expenses slightly increased y-o-y due to debt refinancing impact partially offset by lower interest rates in Brazilian reais debt and a solid fixed interest rates position in strong currencies.
Corporate tax expenses amounted to €138m in Q3 24 and €367m in 9M 24, vs. a positive of €245m in Q3 23 and of €15m in 9M 23, due to movements in deferred tax assets, mainly in Spain.
Profit attributable to non-controlling interests declined 26.7% y-o-y to €65m in Q3 24 (-25.3% to €159m in 9M 24) mainly due to lower profit from minority interests in Telefónica Deutschland and Telxius (following the stake increase in these companies) and Telefónica Brasil.
Profit attributable to equity holders of the parent company was €10m in Q3 24 with earnings per share -€0.01 (€989m and €0.14 in 9M 24) affected by €619m of other non-ordinary impacts (€925m in 9M). Adjusted, net income increased 5.3% y-o-y to €629m in Q3 24 and EPS +6.1% y-o-y to €0.10 (+16.8% y-o-y to €1,914m and +18.6% to €0.30 in 9M).

Free Cash flow
EBITDA*-CapEx increased 0.4% y-o-y in Q3 24 to €1,917m and 3.8% to €6,042m in 9M 24. EBITDAaL*-CapEx was flat at -0.1% y-o-y to €1,253m in Q3 24 and up 2.1% to €4,001m in 9M 24. Y-o-y variations were affected by the FX drag.

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(*) Adjusted: Excludes restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts

CapEx fell -6.3% y-o-y to €1,343m in Q3 24 and -4.8% to €3,642m in 9M 24 (-2.2% and -3.2%, respectively, in constant FX). CapEx/Sales fell -0.6 p.p. to 12.0% in 9M 24.
Working capital consumed €408m in 9M 24, mainly due to recurrent impacts, such as CapEx and restructuring payments. In Q3 24, working capital generated €163m due to €298m rural 5G subsidy received in Spain (UNICO program). Compared to 9M 23, WC consumption was €115m lower, explained by non-recurrent effects (5G subsidy in Spain partially offset by the judicial decision in Brazil in 2023).
Interest payments declined 6.7% y-o-y to €925m in 9M 24 mainly due to extraordinary payments in Peru in 9M 23. Excluding this, were stable y-o-y. Debt-related interest payments were stable y-o-y on lower interest rates in Brazilian reais debt and a robust fixed interest rates position in hard currencies. The effective cost of debt related interest payments (L12M) decreased to 3.61% as of Sep-24 (3.80% in Dec-23).
Dividends received: €34m in 9M 24, lower y-o-y (€85m in 9M 23) on Telefónica Infra dividends not repeated in 9M 24.
Tax payments totalled €475m in 9M 24, higher vs 9M 23 (€393m), due to extraordinary payments in Peru in Q2, partially offset by refund of payments on account from previous years in Spain in Q3. Excluding both effects, tax payments were stable y-o-y in 9M.
Dividends paid to minority shareholders amounted to €110m in 9M 24, lower vs 9M 23 (€371m) on lower payments to minorities of Telefónica Deutschland and Telxius (following stakes increase) and Telefónica Brasil.
Lease principal and interest payments grew 8.8% y-o-y to €2,016m in 9M 24 mainly due contracts renegotiations and the effect of higher interest rates in Europe and higher debt in Brazil.
Thus, free cash flow improved, x4.2 q-o-q, up 89.5% y-o-y to €866m in Q3 24, +27.7% to €1,030m in 9M 24.

Funding and financing
Net financial debt stood at €28,748m as of Sep-24. In Q3 24 it decreased by €492m due to free cash flow generation of €838m (including spectrum payments) and other net factors of €77m (highlighting the depreciation of Latam currencies). These were partially offset by shareholder remuneration of €327m (mainly Brazil share buyback) and net financial investments of €96m.
In 9M 24, net debt increased by €1,399m due to net financial investments of €1,153m, mainly Telefónica Deutschland shares acquisition, and shareholder remuneration of €1,324m. Factors that decreased net debt were the positive free cash flow generation of €956m (including spectrum payments) and other net factors of €122m.
Lease liabilities decreased by 10.6% in 9M to €8,067m as of Sep-24, due to higher principal payments than ROU additions and FX depreciation (mainly Brazilian reais). Net financial debt including lease liabilities amounted to €36,815m as of Sep-24.
In 9M 24, Telefónica Group raised long term financing by €3,542m and VMO2 raised €2,172m equivalent.
Financing activities in Q3 24 included:
•In July and August, our subsidiary in Ecuador (Otecel) signed several USD denominated-bilateral loans with maturities in 2029 and 2031 for a total aggregate amount of €74m equivalent
•In August, Coltel signed a couple of bilateral loans for €70m equivalent and maturing in 2026 and 2027
•In September, Telefónica Europe B.V. completed a €200m reopening of an existing green hybrid bond with a coupon of 6.750% and 8 years reset date
After Sep-24, in Oct-24, Telefónica signed a €140m bilateral loan with maturity in Oct-31.
Telefónica financing activity has allowed the Group to maintain a solid liquidity position of €19,910m (€11,217m of undrawn committed credit lines; €10,723m maturing over 12M). As of Sep-24, the Group has covered debt maturities over the next three years and the average debt life stood at nearly 11 years.
Telefónica and its holding companies continued their issuance activity under the Promissory Notes and Commercial Paper Programmes (Domestic and European), maintaining an outstanding notional balance of €1,180m as of Sep-24.

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(*) Adjusted: Excludes restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts

Sustainability performance
Our sustainability objectives are built into the Group’s GPS plan and aligned with the UN SDGs. For Q3 24, we highlight:
“E” Environmental: Building a greener future (SDG #11, #12, #13)
•Decarbonising the economy: Telefónica connectivity helped B2C customers avoid 69m tonnes of CO2 during FY 23 in Brazil, Germany and Spain, as published in our latest Connected Living report.
•Reducing scope 3 emissions: led climate maturity assessment, designed by Telefónica and implemented via the Telco JAC (Joint Alliance for CSR), evaluating ~1k key suppliers and offering them tailored training.
“S” Social: Helping society to thrive (SDG #8, #9, #12)
•Advancing in diversity: 33.6% of our executives are women as of Sep-24, with solid progress towards our target of 37% by 2027. Included as a FT Diversity Leader for 6th consecutive year.
•Well-placed for B2B customers: scored 81/100 in latest EcoVadis assessment, placing us in 99th percentile of all companies rated (130k) in a rating often used by procurement teams.
“G” Governance: Leading by example (SDG #9, #16)
•Promoting ethical AI: signed the EU AI Pact to drive trustworthy and safe AI development and actively participated in developing the AI Office’s Code of Practice.
•#1 in transparency: awarded top prize in Reporting and Transparency category of the 2024 Reuters Sustainability Awards for our 2023 Annual Report. Also recognised at Stevie Business Awards & ARC International Awards.
Our progress has led us to be the top-rated telco according to ISS Corporate Rating (147 telcos included: B+ rating).

TELEFÓNICA ESPAÑA

31%	of total Telefónica 9M 24 revenue	35%	of total Telefónica 9M 24 EBITDA*

Key messages
•Best commercial performance in 6 years with churn at historic lows (0.8% in Q3 24)
•Two years of continued growth in service revenue
•EBITDA* growth accelerates (Q3 24: +1.0% y-o-y); EBITDAaL* inflection point (Q3 24: +0.1% y-o-y)

Operating performance
During Q3 24, Telefónica España reported robust results, thanks to the sound positioning of its two B2C brands, the solid proposal for B2B, and the favourable response of the customers to its rational offer based on quality and satisfaction. All this was achieved in a market context particularly active at the commercial level.
In the wholesale segment, the several agreements signed with other operators strengthen the sustainability of the business and long-term revenue generation, ensuring the objectives set out in the 2023 Capital Markets Day.
As part of its commitment to sustainability, Telefónica España has launched the 'Movimiento Azul' program, promoting digitalisation and environmental action in society by publicising initiatives that show how technology enables a more sustainable and efficient way of life.
Accesses (+1% y-o-y) posted an excellent performance with a sequential improvement in the net portability balance. Net additions in Q3 24 were the highest in the last 6 years (+34k in FBB, +119k in mobile contract, +49k in TV). This positive performance is underpinned by a new record high in NPS (+3 p.p. y-o-y). Fibre progress continued (+67k accesses; +60k retail) on a network that already covers 30.5m PPs (29% uptake) following the deployment of 1.2m PP in 9M 24.
The convergent base (+0.4% y-o-y) added +11k customers in Q3 24, a remarkable performance in the context of a “back to school” campaigns with higher commercial activity vs previous years, in which Telefónica España maintained a rational positioning. The successful management of football penetration in “miMovistar”, among other factors, contributed to achieve a churn rate of 0.8% (-0.1 p.p. y-o-y), the lowest in more than a decade. ARPU was relatively flat at €90.2 (-0.4% y-o-y), resulting in an improved customer value well above the market average.

Financial performance
Revenue grew y-o-y in Q3 24 (+1.0%, in line with Q2) thanks to higher service revenue (+1.0%; same as in Q2) and handset sales (+1.2%; -1.7 p.p. vs. Q2).
Retail revenue grew +1.4% y-o-y in Q3 24 driven by strong commercial improvement, tariff updates and the solid performance of IT sales, but slower growth vs Q2 (-1.2 p.p.) reflecting a tougher comparison in B2B. Meanwhile, wholesale & other revenue improved its trend to -0.8% y-o-y (Q2 -6.4%) due to higher content revenue (new soccer season), positive roaming impact, and non-linear other revenue.
EBITDA* continue to accelerate its progress and increased +1.0% y-o-y (+0.3 p.p. vs. Q2), underpinned by revenue growth and larger efficiencies such as personnel resizing and network transformation. The Q3 24 margin stood at 36.3% (stable y-o-y). In 9M 24, EBITDA* grew 0.6% y-o-y (35.9% margin).
EBITDAaL* achieved y-o-y positive growth in Q3 24 (+0.1%) and limited its decline to 1.7% in 9M 24. The sequential improvement (+1.9 p.p. vs. Q2) is due to the acceleration of EBITDA* and the further stabilisation of leases.
EBITDAaL*-CapEx grew 1.8% y-o-y in Q3 24 thanks to EBITDAaL* growth and a y-o-y reduction in CapEx (-2.5%). In 9M, EBITDAaL*-CapEx fell 1.5% y-o-y (19.2% margin), due to the reduction in EBITDAaL* and despite the lower CapEx (-2.1%), which continues to be allocated to 5G+ and fibre deployment for the copper switch-off in this centennial year.

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(*) Adjusted: Excludes restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts

TELEFÓNICA BRASIL

24%	of total Telefónica 9M 24 revenue	32%	of total Telefónica 9M 24 EBITDA*

Key Messages
•Revenue, EBITDA* and EBITDAaL*-CapEx growth (local currency) remained well above inflation
•Accelerating y-o-y contract access growth to 8% while ARPU continued growing (+2.2% in local currency)
•Improvement in EBITDAaL*-CapEx margin (17.8%; +2.1 p.p vs. Q3 23)

Operating performance
Vivo advances in the creation of an ecosystem of digital products in B2C and B2B. On October 2, the acquisition of IPNET was closed for R$230m (subject to the fulfilment of certain operational and financial targets), which will allow to expand the portfolio of cloud services.
Vivo maintained its leadership, with 38.7% mobile market share, 43.2% in contract and 17.2% in FTTH (46.6% in areas passed more than 5 years ago).
In mobile, the contract segment continued to show strong traction, with accesses growing by 8% y-o-y, accelerating net additions to 773k (+39% y-o-y; 9M +2.3M accesses), leveraged on gross additions and the acceleration of prepay to contract migration. As a result, churn remained at very low levels (1.1%) and ARPU grew (+2.2% y-o-y in local currency) despite the higher weight of hybrid accesses.
In fixed, 28.3m PPs were reached, close to the 29m target set by 2024. Connected accesses increased 12% y-o-y, after connecting 192k accesses in Q3 24 (+5% y-o-y; 9M +564k).
Vivo Total (FTTH+mobile combined offer) reached 2.1m accesses (+92% y-o-y) and already 83% of new FTTH gross adds are in this offer. Good commercial traction is improving customer value, increasing ARPU and reducing churn.
Regarding sustainability, Vivo has implemented its Carbon in the Supply Chain Program with 125 participating carbon-intensive suppliers, resulting in a 14 p.p. growth in those suppliers that calculate their emissions and a 23 p.p. increase in those who have reduction targets since start of the programme.

Financial performance
Revenue fell -6.4% y-o-y in Q3 24 (9M 24 +2.2%), impacted by the depreciation of the BRL vs. the EUR (impact of -13 p.p. on y-o-y growth) and the decline in handset sales (-8.3%; 9M +1.1%). In local currency, revenue maintained the solid y-o-y growth of previous quarters, increasing by +7.1% (9M +7.0%) thanks to the strong performance of mobile service revenue (+8.8%, more than doubling inflation growth thanks to the good performance of accesses and ARPU) and to the growth in fixed revenue from FTTH, and to continued digital services expansion which accounted for 10% of total revenue, +1 p.p. y-o-y).
Q3 24 EBITDA* fell -5.9% y-o-y (9M 24 +2.2%) impacted by the depreciation of the BRL vs. EUR. In local currency, EBITDA* increased +6.9% (9M +7.0%) despite higher expenses associated with strong commercial activity and digital services expenses. EBITDA margin* increased 0.2 p.p. to 44.6% (9M 42.2%, stable y-o-y).
EBITDAaL*-CapEx increased 5.9% y-o-y in Q3 24 (9M 24 +8.5%) due to the y-o-y decline in CapEx ex. spectrum (-15.9%; 9M -3.8%) and despite the impact of the BRL depreciation (+20.7% and +13.5% y-o-y in Q3 24 and 9M 24 respectively in local currency). CapEx/Revenue stood at 16.3%, -1.0 p.p. vs. 9M 23.

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(*) Adjusted: Excludes restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts

TELEFÓNICA DEUTSCHLAND

21%	of total Telefónica 9M 24 revenue	21%	of total Telefónica 9M 24 EBITDA*

Key messages
•Commercial traction of O2 brand and strengthened B2P-position re-filling freed-up network capacity
•Focused execution of ‘Accelerated Growth & Efficiency Plan’ driving continued EBITDA* growth
•5G pop coverage ~97% within normalized CapEx/Sales envelope, with ‘5G Plus’ celebrating its 1st anniversary

Operating performance
In a dynamic yet rational telecoms market Telefónica Deutschland maintained robust mobile trading momentum, reflecting the traction of the O2 brand; strengthened B2P-position re-filling freed-up network capacity. In Sep-24, the company re-launched ‘O2 TV’, now offering an improved TV experience based on the global TV platform. Telefónica Deutschland progressed with simplification. From Nov-24 the number of ‘O2 Mobile’ tariffs will be reduced from eleven to six while tariff enhancements support the company’s positions as value-for-money leader in German mobile.
5G roll-out has been its fastest mobile technology deployment so far. Just four years after launch, 5G pop coverage stands at ~97% with ‘5G Plus’ across the entire network celebrating its 1st anniversary. O2’s 5G reaches peak download speeds of >1.7 Gbit/s through spectrum bundling and the high share of 5G is an important factor for the O2 network as one out of two ‘hervorragend’ (excellent) networks in the recent smartphone magazine test (Sep-24).
Also, Telefónica Deutschland remains committed to its ESG targets, by striving for net zero emissions along the entire value chain (scope 3) by 2040.
Mobile contract net adds (ex. 3rd party MNO-accesses) totalled +226k in Q3 24, another q-o-q acceleration (Q2 +215k; 9M +598k). Mobile contract base was 28.5m as of Sep-24 (17.1m ex. 3rd party MNO-accesses). O2 contract churn remained at low levels, 1.0% in Q3, flat y-o-y reflecting strong brand appeal and continued network enhancements.
O2 contract ARPU remained impacted by the halving of MTR to €0.2c per minute (effective 1 Jan-24), declining in Q3 24 -2.6% y-o-y and -1.6% underlying (ex MTR-cut), mainly reflecting the success of friends & family-tariffs including a higher share of 2nd and 3rd SIM cards in the base with usually lower ARPUs while being accretive to MSR-growth.
Mobile prepaid net disconnections (ex. 3rd party MNO-accesses) continued to stabilise, posting -29k in Q3 24 (Q2 -18k; 9M -332k), reflecting the ongoing German market trend from prepaid to postpaid migration.
Fixed broadband recorded -6k net disconnections in Q3 24 (Q2 -4k; 9M -7k) driven by legacy DSL-churn while demand for high-speed cable and fibre accesses remained high. As a result, churn +0.2 p.p. y-o-y to 1.1% in Q3.

Financial performance
Revenue declined modestly in Q3 24 (-1.6% y-o-y) and in 9M 24 (-0.6% y-o-y). Mobile service revenue was -1.8% y-o-y in Q3 (9M -0.8% y-o-y) reflecting good own-brand performance offset by MTR-headwinds (Q3 -0.4% y-o-y ex MTR-headwinds and 9M +0.6%) combined with the change of the 1&1 business model. Handset revenues were -3.6% y-o-y in Q3 (9M -2.0%) due to the volatile nature of device launch cycles (solid demand for smartphones and accessories continued). The reassuring trends in fixed remained intact, with strong growth of +3.8% y-o-y (both in Q3 and 9M), further supported by the pass-through of wholesale price increases.
EBITDA* remained on a strong growth path, +3.0% y-o-y in Q3 24 (9M 24 +3.9% y-o-y) driven by commercial momentum and cost management. Consequently, EBITDA* margin expanded by +1.5 p.p. y-o-y to 33.1% in Q3 (+1.4 p.p. y-o-y to 32.2% in 9M).
CapEx seasonally increased in Q3 (+6.3% y-o-y; 9M -2.3%) within Telefónica Deutschland’s typical back-end loaded normalised CapEx envelope. CapEx/Revenue ratio was 12.7% in 9M. As such, 9M EBITDAaL*-CapEx grew +7.9% y-o-y and EBITDAaL*-CapEx margin improved +0.8 p.p. y-o-y to 10.7%.

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(*) Adjusted: Excludes restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts

TELEFÓNICA TECH
Key messages
•Bookings +40% y-o-y in Q3 24, healthy commercial funnel
•Improved business sustainability, larger & higher value projects in the backlog
•Strong market positioning, reinforced capabilities, and a more efficient operating model

Telefónica Tech continued to deliver sustainable growth providing cutting-edge technology integration solutions. The Global Service Lines (GSLs) integrate critical services across regions with significant progress in IoT, BizApps, AI & Data, and Cybersecurity.
Tech is a talent-led organization, with more than 6,800 FTEs (c.+500 y-o-y, mostly young talent), and more than 5,000 certifications in third-party technologies. Tech’s digital solutions can significantly benefit society. Data-driven and AI-based responsible solutions, respecting privacy, IoT solutions in various sectors (industry, smart cities, utilities, drones), all leveraging big data, cloud, connectivity, and blockchain technologies.
Tech’s delivery capabilities as Managed Service Provider are proven by the accreditations from all major Hyperscalers. Microsoft has also recognized Tech capabilities (Partner of the Year 2024 for Modern Meetings and Calls for Cloud; and for BizApps in the Inner Circle for 2024-2025 in UK&I).
Most relevant recent recognitions from Industry Analysts are from: Avasant (Leader in Cybersecurity for the 3rd consecutive year), Transforma Insights (Leader in Communications Service Provider for IoT) and IDC (Major Player on European Public Cloud IaaS and Major Player on the European MDR Services).

Operating performance
Telefónica Tech’s commercial activity accelerated in Q3 24 (bookings ~40% y-o-y; H1 24: ~+20%) driven by the private sector and funnel continued to grow at double-digit (9M ~+25% y-o-y). Noteworthy is the higher weight of larger and long-term projects gained, which is increasing the average project’ size and value and improving business’ sustainability. The higher value projects require more capabilities, therefore, have a longer time of revenue conversion but, at the same time, increase the recurrence and predictability of revenue.
Cybersecurity & Cloud capabilities were reinforced in Q3 24 with new launches: a NAS service -Network Attached Storage Cloud- and a dedicated Virtual Data Centre in Spain, and a Security Cloud Solution in Germany (Security Service Edge). Furthermore, Managed Public Cloud reports became available for all Tech’s customers, and we announced the incorporation into Cisco’s AEGIS cyber intelligence program, which will enhance our Next Defense service portfolio.
In AI & Data new relevant contracts were signed with the Public Sector in Spain and new agreements were achieved with partners such as Microsoft and Nvidia among others. Business Applications capabilities kept growing across geographies.
In Spain, Tech continues to play a key role in accelerating SMEs digitalisation, particularly providing consulting services for them in the Kit Consulting initiative, a new program within the European Recovery Fund.

Financial Performance
Revenue reached €1,453m (+9.5% y-o-y) in 9M 24 and €470m in Q3 24 (+6.3% y-o-y). The solid commercial activity in Corporates resulted in a backlog increase of higher value with more recurrent services but with slower revenue conversion. We maintain a positive renew outlook for the rest of the year. Tech’s annualised (LTM) revenue reached €2,004m (+12.0%) and the weight of revenue in hard-currency slightly increased to 87% of total revenue in 9M 24.
Per service, Telefónica Cybersecurity & Cloud Tech, and Telefónica IoT & Data Tech revenue amounted to €1,276m (+10.9% y-o-y) and €179m (-0.2% y-o-y) in 9M 24, respectively.

TELEFÓNICA INFRA
Key Messages
•24m2 premises passed (PPs) with FTTH, 28 MW in data centres, >100k km3 of international connectivity
•Contributing to growth, driving value and increasing differentiation and capabilities
•Telxius; solid traffic growth and high profitability (9M 48.9% EBITDA* margin)

Operating performance
Telefónica Infra: Driving growth and accelerating digital inclusion through the efficient deployment of next-gen infrastructures
In Spain, Bluevía (Vauban/CAA consortium 45%, Telefónica Infra 25% and Telefónica España 30%) with >5m PPs drove inclusive progress by connecting less populated areas.
In Brazil, FiBrasil (CDPQ 50%, Telefónica Infra 25% and Telefónica Brasil 25%) connected 151 municipalities with high-quality fibre (4.4m PPs in 22 Brazilian states), consolidating as a neutral fibre provider ensuring connectivity to more than 50 ISPs.
In the UK, nexfibre (InfraVia Capital Partners 50%, Telefónica Infra 25% and Liberty Global 25%) continued to deploy fibre with over 1.6m PPs, positioning as the UK's neutral wholesale fibre access option.
In Germany, Unsere Grüne Glasfaser (UGG) (Allianz 50%, Telefónica Infra 40% and Telefónica Deutschland 10%) deployment progressed reaching 0.8m PPs under construction or ready to build (0.3m already passed). On October 18th, UGG reached an agreement to acquire IFG (Infrafibre Germany), strengthening UGG position in selected rural areas, and accelerate the planned expansion to ~2m PPs.
ONNET Fibra Chile (KKR 60% and Telefónica Chile 40%) and ONNET Fibra Colombia (KKR 60% and Telefónica Colombia 40%) continued its roll-out reaching 4.1m PPs and 4.3m PPs as of Sep-24. In Peru, Pangea reached 4.2m PPs (including Telefónica Peru PPs).
Nabiax (Asterion Industrial Partners 80% and Telefónica Infra 20%), leading company in the "Colocation" sector in Spain, has 4 Data Centers and operates 28 MW of installed IT power.

Telxius: Global connectivity provider
Telxius continued to post double digit traffic growth (9M 24 +12% y-o-y) and efficiently managed the cost base, resulting in a high level of profitability (9M 48.9% EBITDA* margin). Moreover, Telxius is expanding its reach capabilities in Rio de Janeiro (Brazil) and Santiago (Chile) by including additional Point-of-Presence (POP) to its existing robust network, with over 100 POPs in 17 countries across the key regions of America and Europe. Also, it is scaling its core and edge network infrastructure to 400G, providing connectivity across distances of around 100 km to POPs across Telxius’ footprint in Spain, the Americas, and wider Europe.
2     Included in the total Group´s FTTH PPs
3     International fibre as of Sep-24
(*) Adjusted: Excludes restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts

TELEFÓNICA HISPAM

21%	of total Telefónica 9M 24 revenue	12%	of total Telefónica 9M 24 EBITDA*

Key Messages
•Exploring inorganic opportunities in Chile and Colombia
•Q3 24 results still affected by strong competition (mainly in Peru) and by the foreign exchange rates
•EBITDAaL*-CapEx -0.1% y-o-y (9M 24 -9.5%)

Operating performance
Telefónica Hispam continues to make progress in sustainability and has been recognised with the “Pioneering Initiative” award for its “Women in Network” program (facilitating the incorporation of more than 1k women in Perú and Colombia) at the Latam Inclusive Tech Awards (LITA), promoted by the Laboratoria organisation.
In addition, Hispam continued to promote the technological renewal of the fixed networks, replacing copper and deploying FTTH. Thus, Hispam retired > 11k tons of copper in 2022, > 19k tons in 2023 and in 2024 is expected >25k tons replaced in Argentina, Chile, Colombia and Peru.
Mobile contract accesses fell 3% y-o-y, affected by the tougher competitive environment in Colombia, Chile and Peru, and the economic situation in Argentina. However, in Mexico, accesses increased 9% y-o-y.
In fixed, accesses connected to the FTTH and cable network totaled 5.6M, growing +4% y-o-y due to Argentina and Colombia. PPs amounted to 22.4m (+2.9m y-o-y, mainly due to the deployment of FibreCos where Telefónica holds a 40% stake in ONNET Fibra in Chile and Colombia and 100% in Pangea in Peru.

Financial performance
Revenue fell 6.2% y-o-y in Q3 24 (9M 24 -4.8%) due to challenges in Peru and Chile (strong competition impacted performance), the significant drop in handset sales (-19.2%; 9M -22.5%) and the depreciation of the Mexican and Chilean peso.
EBITDA* decreased 7.4% vs. Q3 23 (9M -6.7%) mainly due to Peru and the aforementioned FX effect. However, it is worth noting, the more than double-digit growth in Argentina in Q3 (+28.9% y-o-y). EBITDA* margin stood at 17.9%; -0.2 p.p. y-o-y and 18.1% in 9M, -0.4 p.p.
The y-o-y evolution of EBITDA reported is also impacted by goodwill and other intangible assets impairment to Perú (-€314m).
EBITDAaL*-CapEx decreased 0.1% y-o-y in Q3 24 (9M -9.5%) despite the exchange rate impact, due to the strong growth in Chile (+110.4%) and Colombia (+75.3%). It is worth highlighting the decline in CapEx (-11.1% y-o-y) and in leases (mainly in Colombia, Mexico and Peru). 9M CapEx/Revenue stood at 7.1% (-0.4 p.p. y-o-y).
Evolution by Country
•Chile: Results continued impacted by a very aggressive competitive environment, and by the depreciation of the Chilean peso. However, in Q3 24 we are starting to see an improvement in y-o-y trends, mainly in EBITDA* in local currency (+2.0% vs. -10.6% in Q2 24; -6.8% in euros in Q3 24), thanks to the improvement in mobile service revenue and efficiencies. 9M EBITDAaL*-CapEx declined 34.7% y-o-y. Movistar Chile ranked first in the “Transport, logistics and telecommunications” industry in the Corporate Sustainability Ranking.

•Perú: Revenue fell -12.6% y-o-y in Q3 24 (9M -8.1%), affected by the aggressive competitive environment in mobile (new all-time record in portability, +20% y-o-y) and fixed; although FTTH stood out, with 89k accesses connected in Q3 24 (+42.7% y-o-y; 9M 224k) due to churn containment and growth in gross adds. Q3 EBITDA* worsened and fell -61.1% (9M -43.2%) reflecting revenue performance. Reported EBITDA is impacted by goodwill and other intangible assets impairment (-€314m). Telefónica reinforces its leadership in sustainability by guaranteeing, through I-REC and AENOR certifications, the use of 100% renewable energy in all its operations nationwide. The new contract with Statkraft, renewing the alliance for 5 more years, ensures the electricity supply, guaranteeing the origin of renewable sources, generated in Statkraft's hydroelectric power plants in Peru.
•Colombia: FTTH accesses continue to grow at a strong pace (+26% y-o-y) reaching 1.4M connected (94% of total FBB). Q3 24 revenue reflected the mobile market aggressiveness and lower B2B projects. However, cost efficiencies, CapEx reduction and the decline in leases explained the EBITDAaL*-CapEx growth of +75.3% (9M +55.1%). Two loans linked to the scope 1 and 2 were signed with Banco ITAÚ and Scotia. As such, 28.5% of the Company's debt is linked to sustainability indicators.
•México: Results were impacted by the depreciation of the Mexican peso in Q3 24. However, revenue in local currency grew +2.0% (-9.0% reported) and +5.9% in service revenue thanks to mobile contract (accesses +9% and ARPU +3%). 9M EBITDAaL*-CapEx grew +122.1% y-o-y. Progress continued to be made in recycling the dismantling of the access network, with 762.8 tons of WEEE, 160.2 tons of ferrous waste, 0.6 tons of batteries and 0.72 tons of air conditioners having been recycled.
•Argentina: Q3 24 revenue grew 11.3% y-o-y (9M +0.3%) due to the accesses growth, mainly FTTH, and the progressive increase in tariffs, which together with cost efficiencies (growth below inflation) led to a +28.9% y-o-y in Q3 24 EBITDA* (9M +35.8%). The External Audit process for the renewal of the ISO 14001 certificate of the Integrated Management System has been completed.

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(*) Adjusted: Excludes restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts

Joint Venture, VMO2
(100% of VMO2)
Key messages
•Return to fixed-line customer growth; fixed ARPU maintained growth (+2.2% y-o-y)
•Stable combined consumer fixed and mobile revenue excluding handsets
•Continued momentum in fibre footprint expansion and 5G connectivity rollout

Operating performance
VMO2 remained focused on making progress against its core strategy as the company keeps investing in the foundations for future growth. Also, VMO2 concentrated on delivering great customer experience, with increased loyalty benefits and improvements in customer service performance.
The fixed footprint now reaches 17.8m premises passed, with 281k passed in Q3 24. This includes the transfer of the first Upp premises from VMO2 to nexfibre, with the majority of the 175k acquired premises still to be transferred. Additionally, key network evolution programmes, such as the upgrade of VMO2’s cable network to fibre and the expansion of 5G connectivity to more areas across the UK continued to progress.
In addition, the Company reached an agreement to sell a 8.3% minority stake in its mobile tower joint venture, Cornerstone, for £186m. Furthermore, in July, VMO2 and Vodafone entered a new long-term partnership with Cellnex UK, allowing VMO2 to maintain and upgrade its sites across the country.
VMO2, as part of its commitment to achieving net-zero carbon emissions, announced a partnership with EkkoSense in September. This collaboration will provide AI-powered data centre optimisation, enabling VMO2 to achieve significant energy savings in data centre cooling. The software is expected to deliver an average reduction of 15% in cooling energy, resulting in savings equivalent to 760 tonnes of carbon dioxide, based on location-based scope 2 accounting.
The contract mobile base fell -15k in Q3 24 (Q2 -118k and 9M -267k), an improvement compared to the previous quarter, with O2 mobile contract churn improving 0.1 p.p. q-o-q to 1.1% in Q3.
In Q3 24, IoT accesses fell by -221k (9M +530k) attributable to a value focused change to pricing.
Fixed broadband net adds were broadly stable, +16k in Q3 24 (9M +9k), as targeted investment in sales and marketing drove an over 40% increase in gross additions in the nexfibre expansion footprint compared to Q2, while the VMO2 existing footprint remained broadly stable.

Financial performance
Revenue fell -0.7% y-o-y in Q3 24 (9M 24 +0.8% y-o-y), with mobile revenue -2.5% in Q3 (Q2 -4.6%; 9M -2.9%), showing improved momentum q-o-q primarily driven by a lower decline in handset sales (Q3 -12.2% y-o-y; 9M -17.4%). Fixed revenue grew +2.2% y-o-y in Q3 (9M +2.0%), supported by growth in ARPU and an increase in customers on the nexfibre footprint. B2B revenue fell -11.9% y-o-y in Q3 (9M -14.1%), driven by a reduced level of revenue related to long-term leases of a portion of the fixed network and pricing headwinds. Other revenue -0.9% y-o-y in Q3 (9M +17.4%), with higher nexfibre construction revenue offset by the y-o-y impact from the change in a related-party contract in Q3 23.
EBITDA* fell -2.7% y-o-y in Q3 24 (9M 24 +0.1%), driven by the impact of the aforementioned related-party contract and targeted investments in digital efficiency and nexfibre programmes.
9M 24 CapEx increased by +2.6% y-o-y with a CapEx/Revenue ratio of 20.5%. As such, 9M EBITDAaL*-CapEx decreased -5.5% y-o-y and EBITDAaL*-CapEx/Revenue reached 14.6%, -1.0 p.p. y-o-y.

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(*) Adjusted: Excludes restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts

APPENDIX
Selected consolidated financial statements

TELEFÓNICA CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)	9M 24	9M 23	y-o-y % Chg	Q3 24	Q3 23	y-o-y % Chg

Revenue	30,418	30,499	(0.3)	10,023	10,321	(2.9)
Other income	896	1,055	(15.1)	328	392	(16.4)
Operating expenses	(21,608)	(21,937)	(1.5)	(7,084)	(7,378)	(4.0)
Impairments & losses on disposal of assets	(337)	(22)	n.s.	(321)	(5)	n.s.
EBITDA (1)	9,370	9,595	(2.3)	2,946	3,330	(11.5)
Depreciation and amortisation	(6,567)	(6,620)	(0.8)	(2,206)	(2,272)	(2.9)
Operating income (OI)	2,803	2,975	(5.8)	740	1,057	(30.1)
Share of profit (loss) of investments accounted for by the equity method	(55)	(233)	(76.4)	(73)	(219)	(66.4)
Net financial income (expense)	(1,232)	(1,282)	(3.9)	(453)	(492)	(8.0)
Profit before taxes	1,515	1,461	3.7	213	347	(38.5)
Corporate income tax	(367)	15	c.s.	(138)	245	c.s.
Profit for the period	1,148	1,475	(22.2)	75	592	(87.3)
Attributable to equity holders of the Parent	989	1,262	(21.7)	10	502	(98.1)
Attributable to non-controlling interests	159	213	(25.3)	65	89	(26.7)

EBITDA*	9,684	9,648	0.4	3,260	3,342	(2.5)
EBITDA* margin	31.8%	31.6%	0.2 p.p.	32.5%	32.4%	0.1 p.p.

Weighted average number of ordinary shares outstanding during the period (millions)	5,635	5,674	(0.7)	5,634	5,665	(0.5)
Basic earnings per share attributable to equity holders of the Parent (Euros)	0.14	0.19	(26.1)	(0.01)	0.08	c.s.
Basic* earnings per share attributable to equity holders of the Parent (Euros)	0.30	0.26	18.6	0.10	0.09	6.1
- The weighted average number of ordinary shares outstanding during the period has been obtained applying the IAS rule 33 "Earnings per share". Thereby, the weighted average of shares held as treasury stock have not been taken into account as outstanding shares.
- Basic earnings per share ratio is calculated dividing Profit for the period Attributable to equity holders of the Parent, adjusted for the net coupon corresponding to “Other equity instruments” (-€202m in 9M 24 and -€190m in 9M 23), by the weighted average number of ordinary shares outstanding during the period.
(*) Adjusted: Excludes restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts.
(1) Q3 24 EBITDA includes goodwill and other intangible assets impairment to Peru of -€314m.

TELEFÓNICA CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Unaudited figures (Euros in millions)	Sep 24	Dec 23	% Chg vs. Dec

Non-current assets	78,882	83,568	(5.6)
Intangible assets	10,314	11,370	(9.3)
Goodwill	17,456	18,708	(6.7)
Property, plant and equipment	21,919	22,944	(4.5)
Rights of Use	7,524	8,448	(10.9)
Investments accounted for by the equity method	8,921	8,590	3.9
Financial assets and other non-current assets	6,785	7,268	(6.7)
Deferred tax assets	5,963	6,240	(4.4)
Current assets	21,602	20,756	4.1
Inventories	958	929	3.0
Receivables and other current assets	9,947	10,132	(1.8)
Tax receivables	1,333	1,193	11.7
Other current financial assets	2,379	1,078	120.6
Cash and cash equivalents	6,325	7,151	(11.5)
Non-current assets and disposal groups held for sale (1)	661	273	142.2

Total Assets = Total Equity and Liabilities	100,484	104,324	(3.7)

Equity	24,141	27,096	(10.9)
Equity attributable to equity holders of the parent and other holders of equity instruments	20,562	21,852	(5.9)
Equity attributable to non-controlling interests	3,578	5,244	(31.8)
Non-current liabilities	50,934	53,829	(5.4)
Non-current financial liabilities	32,180	33,360	(3.5)
Non-current lease liabilities	5,761	6,708	(14.1)
Payables and other non-current liabilities	3,584	3,605	(0.6)
Deferred tax liabilities	2,796	2,702	3.5
Non-current provisions	6,613	7,454	(11.3)
Current liabilities	25,410	23,399	8.6
Current financial liabilities	5,913	3,701	59.8
Current lease liabilities	2,099	2,239	(6.2)
Payables and other current liabilities	14,101	13,957	1.0
Current tax payables	1,379	1,869	(26.2)
Current provisions	1,558	1,596	(2.4)
Liabilities associated with non-current assets and disposal groups held for sale (1)	360	37	n.s.

- The consolidated statement of financial position includes a positive value of the derivatives portfolio for a net amount of €758m, €1,687m included as financial liabilities and €2,445m included as financial assets.
(1) As of September 2024 includes assets and liabilities subject to the network assets agreement of Telefónica Colombia with Millicom, as well as assets and liabilities subject to the fibre optic business agreement of Telefónica Peru with Entel and KKR, reclassified as held for sale.

TELEFÓNICA CONSOLIDATED CASH FLOW STATEMENT

Unaudited figures (Euros in millions)	9M 24	9M 23	y-o-y % Chg

Cash received from operations	36,142	35,662
Cash paid from operations	(27,283)	(26,596)
Net payments of interest and other financial expenses net of dividends received	(1,264)	(435)
Taxes proceeds/(paid)	(475)	(393)
Net cash flow provided by operating activities	7,120	8,238	(13.6)

(Payments)/proceeds on investments in property, plant and equipment and intangible assets, net	(4,074)	(4,502)
Proceeds on disposals/ (payments on investments) in companies, net of cash and cash equivalents disposed	(134)	877
Proceeds/(payments) on financial investments not included under cash equivalents	285	174
Net proceeds/(Payments) for temporary financial investments	(837)	305
Net cash flow used in investing activities	(4,760)	(3,146)	51.3

Dividends paid	(1,093)	(1,362)
Proceeds/(payments) from share capital increase/(decrease) with minorities interest	(58)	113
Proceeds/(payments) of treasury shares and other operations with shareholders and with minority interests	(1,299)	(907)
Operations with other equity holders (1)	(86)	246
Proceeds on issue of debentures and bonds, loans, borrowing and promissory notes, and other debts	3,035	1,525
Repayments of debentures and bonds, and other debts and repayments of loans, borrowings and promissory notes	(1,842)	(2,374)
Lease Principal Payments	(1,643)	(1,561)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(118)	(89)
Net cash used in financing activities	(3,104)	(4,409)	(29.6)

Effect of changes in exchange rates, cash reclassified to assets held for sale, effect of changes in consolidation methods and others	(82)	(109)
Net increase (decrease) in cash and cash equivalents during the year	(826)	574	c.s.

Cash and cash equivalents at the beginning of the period	7,151	7,245
Cash and cash equivalents at the end of the period	6,325	7,819
(1) Includes issuance and coupons of undated deeply subordinated securities

Alternative performance measures
The Group's management utilises a range of Alternative Performance Measures (APMs) alongside those expressly defined in the IFRS to gain additional insights into the Group's performance, solvency, and liquidity. However, it's important to note that these measures should not be viewed in isolation or as substitutes for IFRS measures.
From 2024 Telefónica is changing some of its APMs for various reasons. This move aims to simplify guidance by aligning it with the reported consolidated results, enhancing comprehension. Additionally, these adjustments enhance user-friendliness, facilitating easier navigation through results and better tracking of performance against guidance. Furthermore, the inclusion of new guidance Key Performance Indicators (KPIs) allows for more straightforward tracking, including reported revenue split between B2C, B2B, and wholesale/partners and others, reported EBITDA, EBITDAaL- CapEx, CapEx to Sales, adjusted figures, and the leverage ratio target.
In recent years, EBITDA (formerly OIBDA) has been the primary operating metric for our guidance. While both OIBDA and EBITDA are non-GAAP measures, we now guide on EBITDA to align with market standards. This transition reflects a natural evolution in our reporting approach, as OIBDA historically served as an internal metric.
Additionally, the company provides guidance on CapEx and EBITDAaL-CapEx, implicitly indicating EBITDAaL in line with sector trends. Recognising the significance of leases in daily operations, Telefónica aims to simplify reporting and mitigate volatility by focusing on EBITDA and EBITDAaL-CapEx, which serve as reliable proxies for operating leverage.
To further streamline our reporting and enhance user-friendliness, we have decided to discontinue reporting Organic figures. This decision aligns with industry standards and simplifies our reporting structure, enabling stakeholders to navigate our results more effectively and track performance against guidance. Moreover, by incorporating new guidance KPIs, we strengthen our ability to track key metrics and gain deeper insights into our performance trends.
EBITDA (formerly OIBDA) and EBITDAaL (formerly OIBDAaL)
Earnings before depreciation and amortisation (EBITDA) is calculated by excluding solely depreciation and amortisation from Operating Income. EBITDAaL is calculated deducting amortization of rights of use and interest of lease liabilities from EBITDA. EBITDA and EBITDAaL are used to track the performance of the business and to establish operating and strategic targets of Telefónica Group companies. EBITDA and EBITDAaL are commonly reported measures and are widely used among analysts, investors, and other interested parties in the telecommunications industry, although not defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. EBITDA and EBITDAaL should not be considered as a substitute for Operating Income.
The detailed calculation of Telefónica Group's EBITDA and EBITDAaL can be found in the selected financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2024/10/rdos24t3-data.xlsx.
EBITDAaL-CapEx
EBITDAaL-CapEx is defined as EBITDAaL reduced by accrued capital expenditures excluding those related to spectrum acquisitions.
We believe that it is important to consider capital expenditures excluding spectrum acquisitions, together with EBITDAaL in order to have a more complete measure of the performance of our telecommunications businesses. We use these measures internally to track the performance of our business, to establish operating and strategic targets of the Group's businesses and in our internal budgeting process.
EBITDAaL-CapEx is not a measure expressly defined in IFRS, and therefore may not be comparable to similar indicators used by other companies. In addition, EBITDAaL-CapEx should not be considered a substitute for Operating Income, the most comparable financial measure calculated in accordance with IFRS, or any measure of liquidity calculated in accordance with IFRS.
Adjusted EBITDA, Adjusted EBITDAaL, Adjusted EBITDAaL-CapEx
“Adjusted” result or results in “adjusted” terms intend to present a result adjusted by certain factors which distort the analysis of the business performance, but without adjusting for exchange rates or hyperinflation. The adjusted result is calculated for EBITDA, EBITDAaL and EBITDAaL-CapEx. The "adjusted" result provides useful information for the company and market agents because:
•It provides additional information on the adjusted performance of the Group's operations, removing the distorting effects of certain factors, as they are specific to a certain moment and not associated with the ordinary performance of the business, facilitating the adjusted analysis of the business.

•The inclusion of the business adjusted performance is used both internally and by the various agents in the market to consistently monitor trends and operating performance of the business; this data also facilitates the relation between the business performance of Telefónica and that of other operators, although the term "adjusted" is not a term defined in IFRS, and the "adjusted" measures included herein may not be comparable to similar measures presented by other companies.
For the purposes of this document, Adjusted EBITDA, Adjusted EBITDAaL and Adjusted EBITDAaL-CapEx are defined as the EBITDA, EBITDAaL and EBITDAaL-CapEx adjusted by the following factors: restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts.
Furthermore, the Group uses the EBITDA margin measure, which is the result of dividing Adjusted EBITDA by revenue, and EBITDAaL-CapEx margin, obtained by dividing Adjusted EBITDAaL-CapEx by revenue and serving as a measure of operating leverage.
Reconciliation between reported data and Adjusted EBITDA, Adjusted EBITDAaL and Adjusted EBITDAaL-CapEx can be found on the selected financial information contained on https://www.telefonica.com/en/wp-content/uploads/sites/5/2024/10/rdos24t3-data.xlsx.
Debt indicators
a.Net financial debt and Net financial debt plus leases and Net financial debt plus commitments
As per the Group calculation, net financial debt includes: i) current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives), ii) other payables included in “Payables and other non-current liabilities”, “Payables and other current liabilities” and “Current tax payables” (mainly corresponding to payables for deferred payment of radio spectrum that have an explicit financial component and the supplier financing for the customer financing of terminal sales) and (iii) financial liabilities included in “Liabilities associated with non-current assets classified as held for sale”.
From these liabilities, the following are subtracted: i) cash and cash equivalents, ii) current financial assets (which include short-term derivatives), iii) the positive mark-to-market value of derivatives with a maturity beyond one year, iv) other interest-bearing assets (components of “Receivables and other current assets”, “Tax receivables” and “Financial assets and other non-current assets” in the consolidated statement of financial position), v) cash and other current financial assets included in “Non-current assets classified as held for sale”, vi) mark-to-market adjustment by cash flow hedging activities related to debt, and vii) fair value of derivatives adjustment used for the economic hedging of gross commitments related to employee benefits. In "Receivables and other current assets" we include the customer financing of terminal sales classified as short term, and "Financial assets and other non-current assets" includes derivatives, instalments for the long-term sales of terminals to customers and other long-term financial assets.
Net financial debt plus commitments is calculated by adding gross commitments related to employee benefits to net financial debt and the fair value of the derivatives used for the economic hedging of such commitments to net financial debt and deducting the value of long-term assets associated with those commitments and the tax benefits arising from the future payments of those commitments. Gross commitments related to employee benefits are current and non-current provisions recorded for certain employee benefits such as termination plans, post-employment defined benefit plans and other benefits.
Net financial debt, net financial debt plus leases and net financial debt plus commitments are meaningful for investors and analysts because they provide an analysis of Group solvency using the same measures used by Group management. They are used to calculate internally certain solvency and leverage ratios. Nevertheless, none of them should be considered as a substitute for gross financial debt as presented in the consolidated statement of financial position.
The reconciliation of Telefónica Group's gross financial debt according to the consolidated statement of financial position, net financial debt and net financial debt plus leases can be found in the financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2024/10/rdos24t3-data.xlsx.
b.Leverage ratio
The leverage ratio is calculated as the ratio of net financial debt over Adjusted EBITDAaL for the past 12 months, including or excluding the adjusted EBITDAaL of the companies which are incorporated or removed from the perimeter of consolidation.
The reconciliation of the leverage ratio can be found in the selected financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2024/10/rdos24t3-data.xlsx.

Free Cash Flow
The Group’s free cash flow is calculated starting from “Net cash flow provided by operating activities” as indicated in the consolidated statement of cash flows; deducting (payments)/proceeds on investments in property, plant and equipment and intangible assets (excluding spectrum payments), dividends paid to minority interests and lease principal payments.
To enhance the accuracy and completeness of our free cash flow calculation, we now only consider dividends stemming from free cash flow generated by the UK JV, excluding potential recapitalizations which are decided annually based on market conditions, and any other potential cash available for distribution. Additionally, hybrid coupon payments are incorporated for a clearer view of available recurrent cash generation. On top of that, personnel commitments payments are also included to ensure comprehensive analysis and alignment with operational realities.
We believe that free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company’s shareholders. The same measure is used internally by Group management. Nevertheless, free cash flow should not be considered as a substitute for the various flows of cash as presented in the consolidated statements of cash flows.
The reconciliation of net cash flow from operations, according to the consolidated statement of cash flows (on a straight-line basis) and the Group’s Free cash flow according to the above definition, can be found on the selected financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2024/10/rdos24t3-data.xlsx.
Adjusted Net Income (formerly Underlying Net Income) and Adjusted EPS
Adjusted Net income and Adjusted EPS are defined as the reported Net Income and EPS as adjusted by the following factors:
•Restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non ordinary impacts, in line with the Adjusted EBITDA calculation.
•Amortisation of intangible assets from purchase price allocation processes.
•The positive or negative impact in Share of Results of investments accounted for by the equity method of FX differences and changes in the fair values of VMO2’s derivatives recorded in its financial results.
The Adjusted Net Income and Adjusted EPS measures provide useful information for the company and market agents because:
•It provides additional information on the underlying performance of the Group's operations, removing the distorting effects of certain factors, as they are specific to a certain moment and not associated with the ordinary performance of the business, facilitating the underlying analysis of the business.
•The inclusion of the business underlying performance is used both internally and by the various agents in the market to consistently monitor trends and operating performance of the business; this data also facilitates the relation between the business performance of Telefónica and that of other operators, although the term "adjusted" is not a term defined in IFRS, and the "adjusted" measures included herein may not be comparable to similar measures presented by other companies.

DISCLAIMER

This document has been prepared by Telefónica, S.A. (hereinafter “Telefónica” or “the Company”, and together with its subsidiaries the “Telefónica Group”) exclusively for its use during the presentation of financial results. The Company does not assume any liability for the content of this document if used for any purposes different from the one outlined above.
This document may contain forward-looking statements, opinions and information (hereinafter, the “Statements”) relating to the Telefónica Group. These Statements may include financial and other forecasts and estimates and statements regarding plans, objectives and expectations regarding matters such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, the outcome of recently completed transactions and the Telefónica Group’s results and its operations, including its environmental, social and governance commitments and targets. The Statements can be identified, in certain cases, through the use of words such as “forecast”, "expectation", "anticipation", “aspiration”, "purpose", "belief", “may”, “will”, “would”, “could”, “plan”, “project” or similar expressions or variations of such expressions.
These Statements reflect the current views of the Telefónica Group’s management and may change over time. Further they do not intend to be exhaustive and they have not been verified by third parties or audited, therefore, Telefónica's opinions and aspirations with respect to future events do not represent, by their own nature, any guarantee of future fulfilment or profitability, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica with the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission (CNMV) and the U.S. Securities and Exchange Commission (SEC).
Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including, among others, changes in the Telefónica’s Group business, changes in its business development strategy or any other circumstances.
This document may contain summarized, non-audited or non-IFRS financial information (including information referred to as “organic” and “underlying”). Such information may not be prepared in accordance with the financial reporting requirements established by the SEC, is presented for supplemental informational purposes only and should not be considered a substitute for audited financial information presented in accordance with IFRS. The Company’s non-IFRS financial measures may differ from similarly titled measures used by other companies. In addition, there are material limitations associated with the use of non-IFRS financial measures since they exclude significant expenses and income that are recorded in the Company’s financial statements. Information related to Alternative Performance Measures (APM) used in the present document are included in the Appendix “Alternative performance measures”, page 21 of this document. Moreover, the information contained herein should be considered only together with Telefónica’s condensed consolidated interim financial statements and consolidated interim management report for the six-month period ended in June 30, 2024, submitted to the CNMV, in Note 2, page 11 of the pdf filed. Recipients of this document are invited to read it.
Neither this document nor any of its contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security, or a solicitation for any vote or approval in any other jurisdiction.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	November 7, 2024	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer